Exhibit 4.3

(Translation)

Share Exchange Agreement

Nidec Corporation (hereinafter, “Nidec”) and Nidec Copal Electronics Corporation (hereinafter, “Nidec Copal Electronics”) hereby conclude a Share Exchange Agreement (hereinafter, “the Agreement”) as detailed below.

Article 1 Exchange of Shares

In accordance with the provisions of the Agreement, Nidec and Nidec Copal Electronics shall undertake an exchange of shares (hereinafter: “the Share Exchange”) in which Nidec Copal Electronics becomes a wholly owned subsidiary of Nidec. As a result of the Share Exchange, Nidec shall acquire all the outstanding shares in Nidec Copal Electronics.

Article 2 Names and Registered Addresses of Parties to Share Exchange

The names and registered addresses of Nidec and Nidec Copal Electronics are presented below.

(1)	Nidec

1)	Name: Nidec Corporation
2)	Address: 338 Kuzetonoshiro-cho, Minami-ku, Kyoto, Japan

(2)	Nidec Copal Electronics

1)	Name: Nidec Copal Electronics Corporation
2)	Address: 7-5-25, Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

Article 3 Effective Date

The effective date of the Share Exchange shall be October 1, 2014. In accordance with the provisions of Article 790 of the Companies Act, this date can be altered by mutual agreement between Nidec and Nidec Copal Electronics if it is deemed necessary to ensure that the Share Exchange proceeds. In such event, Nidec Copal Electronics shall publish the revised effective date no later than the day prior to the original effective date (or the day prior to the revised effective date, if the latter is earlier than the original effective date).

Article 4 Number and Allocation of Shares to Effect the Share Exchange

1.	Nidec shall grant a number of shares of Nidec common stock equivalent to the total number of shares of common stock in Nidec Copal Electronics owned by Nidec Copal Electronics minority shareholders (hereinafter: “Final Shareholders”) registered at the time (hereinafter: “Cut-Off Date”) immediately prior to Nidec’s acquisition via the Share Exchange of all outstanding shares in Nidec Copal Electronics, multiplied by 0.138 (rounding down any fractional amount of less than one share) to the Final Shareholders in exchange for their shares in Nidec Copal Electronics.

2.	To implement the Share Exchange, Nidec shall allocate to every Final Shareholder 0.138 shares of Nidec common stock for every share of common stock in Nidec Copal Electronics owned by the shareholder in question.

3.	Fractional amounts of less than one share of Nidec common stock that are allocated to Final Shareholders through the Share Exchange shall be handled in accordance with the provisions of Article 234 of the Companies Act.

Article 5 Effect on Capital and Reserves

The increases in the capital and reserves of Nidec resulting from the Share Exchange shall be as follows:

(1) Capital stock:	¥0
(2) Legal capital surplus:	Change in shareholders’ equity as stipulated in Article 39 of the Corporate Accounting Regulations
(3) Legal retained earnings:	¥0

Article 6 Approval Procedures

1.	In accordance with the provisions of Article 796 Paragraph 3 of the Companies Act, Nidec shall conduct the Share Exchange without gaining the consent of Nidec shareholders via a resolution of a General Meeting of Shareholders. However, in accordance with the provisions of Article 796 Paragraph 4 of the Companies Act, if the consent of Nidec shareholders is required, Nidec shall put the necessary resolutions regarding approval of the Agreement and the Share Exchange before Nidec shareholders at a General Meeting of Shareholders to be held no later than the day prior to the effective date of the Share Exchange.

2.	Nidec Copal Electronics shall put the necessary resolutions regarding approval of the Agreement and the Share Exchange before Nidec Copal Electronics shareholders at the General Meeting of Shareholders to be held on June 20, 2014. This arrangement can be altered by mutual agreement between Nidec and Nidec Copal Electronics if it is deemed necessary to ensure that the Share Exchange proceeds.

Article 7 Sale of Treasury Stock

As of the Cut-Off Date, Nidec Copal Electronics shall cancel all shares of treasury stock it owns as of the Cut-Off Date (including any treasury shares acquired from dissenting shareholders exercising their appraisal rights in connection with the Share Exchange, as stipulated in Article 785 Paragraph 1 of the Companies Act) by resolution of a meeting of its Board of Directors to be held no later than the day prior to the effective date of the Share Exchange.

Article 8 Management of Corporate Assets

During the period from the date of the Agreement to the day prior to the effective date of the Share Exchange, Nidec and Nidec Copal Electronics shall execute their respective business operations and manage their respective financial assets in good faith, and shall seek to gain prior mutual agreement for any actions with a significant material impact on these financial assets or related rights and obligations.

Article 9 Changes in the Share Exchange and Cancellation of the Agreement

During the period from the date of the Agreement to the day prior to the effective date of the Share Exchange, based on mutual discussion, Nidec or Nidec Copal Electronics may seek to change the terms of or cancel the Agreement if there are any materially adverse changes in the financial assets or business condition of either party, or if any serious deterrent to implementation of the Share Exchange or other circumstances obstructing achievement of the objectives of the Agreement should arise.

Article 10 Validity of the Agreement

The Agreement shall be invalidated if the parties fail to gain the necessary consent for the Share Exchange based on the approval procedures stipulated in Article 6, or otherwise fail to gain the requisite permission, registration or other form of regulatory approval from the responsible authorities.

Article 11 Negotiation of Terms

In accordance with the purposes of the Agreement, any terms required for the Share Exchange other than those already stipulated in the Agreement shall be determined based on negotiations conducted in good faith between the parties.

Two copies of the Agreement shall be prepared, and representatives of both parties shall sign each copy, with each party retaining a single signed copy of the Agreement.

April 22, 2014

Shigenobu Nagamori

Chairman of the Board, President & Chief Executive Officer
Nidec Corporation
338 Kuzetonoshiro-cho, Minami-ku, Kyoto,
Japan

Sho Kikuchi

President
Nidec Copal Electronics Corporation
7-5-25, Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

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